   UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For February 2, 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

HARMONY DELIVERS – RETURNS CASH TO SHAREHOLDERS

●
Safety rates improving
●
Declares interim dividend of 50 SA cents (approximately 4 US cents)
●
Headline earnings of 150 SA cents (11 US cents)
●
8% increase in gold production
●
3% increase in grade – upward trend continues
●
R627 million (US$45 million) cash inflows from hedging activity
●
Repaid most of its debt
●
Only a 4% increase in all-in sustaining costs at R510 506/kg (14% to
US$1 136/oz due to exchange rate)

Johannesburg: Thursday, 2 February 2017. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) today announced its results for the six months ended 31 December 2016.

“We achieved all we set out to in the six months from 1 July 2016 to 31 December 2016. We delivered on our strategy to mine safe, profitable ounces and increase our margins. Our cash flow continues to be strong, which allowed us to declare an interim dividend – the second dividend in 12 months. Harmony has a sustainable investment case based on prudent financial planning and on capital allocation that is aimed at enhancing the value of our portfolio”, Peter Steenkamp, chief executive officer of Harmony said.

Revenue, including the gold hedge, increased by 3% to R9.868 billion (13% to US$706 million) in the six months ended 31 December 2016. Total production profit decreased to R2.474 billion (US$177 million), from R3.092 billion (US$201 million) in H2FY16 after accounting for an increase in cash operating costs.

Positive cash flow generation from our operations in the past 12 months enabled the Company to pay a final dividend of R218 million (US$16 million) in September 2016 for FY16, and reduce net debt from R1.1 billion (US$74 million) at the end of 30 June 2016 to R289 million (US$21 million) at the end of 31 December 2016.

All-in sustaining costs for all operations increased by only 4% to R510 506/kg in H1FY17, compared to R492 898/kg in H2FY16 (increased by 14% to US$1 136/oz compared to US$996/oz in H2FY16, largely due to the strengthening in the Rand).

Headline earnings amounted to 150 SA cents per share (11 US cents per share) compared to headline earnings of 324 SA cents per share (21 US cents per share) for the six months ended 30 June 2016. This is more than a 100% higher than the headline loss of 103 cents (8 US cents) reported in the previous comparable period in 2015.

Peter concluded that “our operations – both in South Africa and Papua New Guinea – are maintaining their momentum and we believe that our annual guidance of approximately 1 050 000oz of gold at a cash cost of about $1 100/oz (~R495 000/kg at an exchange rate of R14.00) is achievable. We will continue our strong operational performance and create further value uplift.”

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242 (mobile)

2 February 2017
Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: February 2, 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director